EXHIBIT 99.1

Hydrogenics Awarded Hydrogen Fueling Station in Norway

Delivery of 100% Green Hydrogen for European Transport Applications

MISSISSAUGA, Ontario, Feb. 4, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced an award to supply two HySTAT™60 electrolyzers for a hydrogen fueling station to be based in Oslo, Norway.

The electrolyzers will support a complete electrolysis-based fueling station as part of the HyNor Oslo Bus project. The electrolyzers, capable of producing up to 260 kilograms per day of pure hydrogen are anticipated to be delivered in 2011 and will be based at the Rosenholm bus garage in a suburb of Oslo, Norway. The hydrogen fueling station is anticipated to commence service in 2012 and provide hydrogen to operate fuel cell buses for a five year period. The fueling station is part of CHIC, the Clean Hydrogen in European Cities Project, an essential next step leading to the full market commercialization of fuel cell hydrogen powered buses. Additional information regarding the CHIC initiative can be found at (http://chic-project.eu). The HyNor Oslo Bus project will reduce noise and improve the air quality in the Oslo area, in addition to reducing harmful emissions from public transport. The hydrogen fueling station will deliver 100% green hydrogen, thanks to the use of green electricity, further demonstrating that a complete carbon free chain using electrolysis has its place in the future energy mix for transport applications.

"We are pleased to have been selected by Air Liquide to provide our electrolysis products for this high profile hydrogen fueling station. This award further demonstrated our ability to provide the highest quality equipment and engineering services to support the deployment of hydrogen fueling stations throughout Europe," said Daryl Wilson, Hydrogenics President and Chief Executive Officer.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Lawrence Davis, Chief Financial Officer
         (905) 361-3633
         investors@hydrogenics.com